ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

December 20, 2011	Jeremy C. Smith T +1 202 508 4632 F +1 202 383 8331 jeremy.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Opportunistic Credit Fund

File Nos. 333-175891 and 811-22592

Dear Mr. Bartz:

On behalf of DoubleLine Opportunistic Credit Fund (the “Fund”), I am writing this letter in response to a comment of the staff of the Securities and Exchange Commission (the “Staff”) that you provided to me by telephone on December 9, 2011 relating to Pre-Effective Amendment No. 2 to the Fund’s initial registration statement on Form N-2, which was filed with the Commission on December 1, 2011.

Please find below the additional comment you provided to me orally and the Fund’s response:

1.	Comment: With respect to Fundamental Investment Restriction No. 4 in the Statement of Additional Information relating to the Fund’s investments in mortgage-backed and other asset-backed securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities (“non-Agency MBS and ABS”), please explain supplementally the source of the phrase “and other investments that the Adviser determines have the same primary economic characteristics and such securities will be considered to be issued by issuers in a single industry.” In addition, please clarify the reasons for including such phrase in the Fund’s Fundamental Investment Restriction No. 4.

Response: Guide 19 states that, with respect to choosing industry classifications for purposes of a policy to concentrate in a particular industry, “[a] registrant may . . . select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”1 We believe that the inclusion of the language quoted in the Staff’s comment is helpful in that it discloses to potential investors that certain investments (e.g., investments not currently offered) may be classified by DoubleLine Capital LP, the Fund’s investment adviser, as being in the same industry, for purposes of determining the Fund’s compliance with Fundamental Investment Restriction No. 4, as non-agency MBS and ABS if they do not have different primary economic characteristics.

* * * * *

We believe that this submission fully responds to your comment. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Ronald R. Redell

Timothy W. Diggins, Esq.

[1]

See, e.g., Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. 33-6479 (August 12, 1983) (emphasis added). Although the guidelines have since been rescinded, we understand the Staff believes Guide 19 is instructive in this regard.

2